SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Call notice for Extraordinary Shareholder's Meeting" dated on October 23, 2008.

October 23, 2008 (02 pages)

For more information, contact: Norair Ferreira do Carmo TELESP, São Paulo, Brazil Tel.: (55-11) 3549-7200 Fax: (55-11) 3549-7202 E-mail: ritelefonicabr@telefonica.com.br URL: www.telefonica.com.br

(São Paulo, Brazil – October 23, 2008) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called for the Extraordinary Shareholders’ Meeting, to be held on November 11, 2008, at 02:00 p.m. at the Company’s headquarters found at Rua Martiniano de Carvalho, 851 (15th floor – room 6), Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

I – Confirmation of nomination and the hiring of the specialized company Hirashima & Associados Ltda., in charge by the Company’s administration to prepare the firm valuation of Telefônica Data do Brasil Participações Ltda. (“DABR”) and of Telefônica Participações S.A. (“TTP”), aiming their Merger by Telesp (“Mergers”), as disclosed at the relevant fact on October 21, 2008, published at the “Diário Oficial do Estado” and at “Gazeta Mercantil” newspapers on October 22, 2008.

II – To examine and to deliberate on the valuation reports prepared by the specialized company mentioned on the item (I) above, that comprise attachments, respectively, of the Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and DABR and the Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and TTP (“Protocols”).

III – To examine and to deliberate on the Protocols at the item (II) mentioned above, as well as the approval of DABR and TTP Mergers by Telesp with the version of the equity values of the merged companies by Telesp (Acquirer).

IV – To deliberate about the Company’s capital increase as a result of the DABR Merger, with consequent change in the caput of article 5 of the Bylaws, as well as the Company’s Bylaws consolidation.

GENERAL INSTRUCTIONS: A) The corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, São Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7423; 3549-7428 and 3549-8921), on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m. The deadline is on November 10, 2008 at 2:00 p.m.; such powers-of-attorney must have special authorities and incorporate acts and/or documents that prove the power of the corporate entity. B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate of the referred General Meeting, shall submit an abstract with the respective shareholder stake, issued by the custodian body, until 72 (seventy and two) hours before the Extraordinary General Meeting date. C) The documents and proposals related to the agenda of the day are available to shareholders at the Company’s headquarters, being also available for consulting on TELESP’s website (www.telefonica.com.br) as well as the websites of Comissão de Valores Imobiliários – CVM (www.cvm.gov.br) and Bolsa de Valores de São Paulo – Bovespa (www.bovespa.com.br).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 23, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director